SICHENZIA ROSS FRIEDMAN FERENCE LLP
                                ATTORNEYS AT LAW


                                                                   April 5, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E
Washington, DC 20549

Attention:   Maureen Bauer, Staff Accountant

         Re:   Woize International, Ltd.
               Item 4.01 Form 8-K
               Filed April 3, 2006
               File No. 0-51797

Dear Ms. Bauer:

     This letter addresses the comments of the reviewing Staff of the Securities and Exchange Commission on Item 4.01 of Form 8-K filed by Woize International, Ltd. (the "Company") on April 3, 2006.


1. Please obtain and file a revised letter from your former accountants stating that they have read your disclosure regarding your change of accountant, whether they agree with your Item 304 disclosure, or the extent to which they do not agree. Refer to Item 304(a)(3) of Regulation S-B.

     Response:

     We have obtained and filed a revised letter from the Company's former accountants, stating that they have read the disclosure contained in the Form 8-K and the extent to which they agree.


     I am attaching a statement of the Company as requested.

     Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

                                      Very truly yours,

                                      /s/ Marcelle S. Balcombe

                                      Marcelle S. Balcombe



                                      SRFF

              1065 AVENUE OF THE AMERICAS NEW YORK, NEW YORK 10018

                T 212 930 9700   F 212 930 9725   WWW.SRFF.COM
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                            Woize International, Ltd.
                                   1 Kingsway
                                 London WC2B 6FX
                                 United Kingdom


                                                  April 5, 2006


United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Woize International, Ltd.
                  Item 4.01 Form 8-K
                  Filed April 3, 2006
                  File No. 0-51797

Gentlemen:

     The undersigned being the Chief Financial Officer of the Company hereby acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

     o Staff comments or changes to disclosures in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing.

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

                                       Very truly yours,

                                       Woize International Ltd.


                                       By: /s/ Anders Dankers
                                       -----------------------
                                       Anders Dankers